Filed by TAL International Group, Inc.
pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: TAL International Group, Inc.
Commission File No. 001-32638
Date: April 27, 2016
TAL INTERNATIONAL GROUP, INC. REPORTS FIRST QUARTER 2016 RESULTS

Purchase, New York, April 27, 2016 – TAL International Group, Inc. (NYSE: TAL), one of the world’s largest lessors of intermodal freight containers and chassis, today reported results for the first quarter ended March 31, 2016.

Highlights:

•	TAL reported Adjusted pre-tax income per fully diluted common share of $0.44 for the first quarter of 2016, a decrease of 64.2% from the first quarter of 2015.

•	TAL reported leasing revenues of $149.2 million for the first quarter of 2016, an increase of 0.1% from the first quarter of 2015.

•	TAL's equipment utilization averaged 92.2% for the first quarter of 2016. Through April 27, 2016, TAL has invested approximately $134 million in new and sale-leaseback containers for delivery in 2016.

•	TAL announced a quarterly dividend of $0.45 per share. The dividend is payable on May 26, 2016 to shareholders of record as of May 12, 2016.

•
TAL continues to make progress on its announced merger with Triton Container International Limited. All required anti-trust approvals have been received and the SEC review process of the S-4 registration statement filed by Triton International Limited is progressing. Detailed integration planning is well underway, and the merger is expected to close in the second quarter of 2016.

Financial Results

The following table depicts TAL’s selected key financial information for the three months ended March 31, 2016 and 2015 (dollars in millions, except per share data):

	Three Months Ended March 31,
	2016	2015	% Change
Adjusted pre-tax income(1)	$14.6	$40.7	(64.1%)
Adjusted pre-tax income(1) per share	$0.44	$1.23	(64.2%)
Leasing revenues	$149.2	$149.0	0.1%
Adjusted EBITDA(1)	$117.4	$138.8	(15.4%)
Adjusted net income(1)	$8.4	$26.4	(68.2%)
Adjusted net income(1) per share	$0.25	$0.80	(68.8%)
Net income	$6.4	$25.8	(75.2%)
Net income per share	$0.19	$0.78	(75.6%)
Note: All per share data is per fully diluted common share.

TAL considers Adjusted pre-tax results as the best measure of its operating performance since it considers gains and losses on interest rate swaps, the write-off of deferred financing costs, and transaction costs related to the pending merger with Triton Container International Limited ("Triton") to be unrelated to operating performance and since it does not expect to pay any significant income taxes for a number of years due to the availability of accelerated tax depreciation on its existing container fleet and anticipated future equipment purchases. TAL's effective tax rate for the first quarter of 2016 was 42.5% up from the typical 35.3% recorded in the prior year quarter due to the recognition of a one-time discrete item related to the January 1, 2016 vesting of restricted share grants.

Operating Performance

“TAL's financial results in the first quarter of 2016 continued to be impacted by very challenging market conditions,” commented Brian M. Sondey, President and CEO of TAL International. “We generated $14.6 million of Adjusted pre-tax income, representing $0.44 of Adjusted pre-tax income per share. Leasing revenues were flat compared to the first quarter of 2015, and our annualized Adjusted pre-tax return on tangible equity(1) was 5.5%.”

“The first quarter is typically our weakest quarter of the year since it traditionally represents the slow season for dry container leasing and disposals. This year, the typical seasonal weakness combined with difficult global economic conditions to create a very weak market environment. New container prices, market leasing rates and used container sale prices all decreased further during the first quarter, and leasing demand remained limited. The further decrease in used container selling prices had a particularly large impact since the lower sale prices led to larger losses on units sold plus resulted in mark-to-market losses on our inventory of equipment held for sale. This mark-to-market effect increased our loss on disposal by $8.0 million in the first quarter, though the impact will shrink once used container sale prices stabilize.”

“This market environment is also challenging for our shipping line customers. The low rate of trade growth in 2015 has combined with ongoing deliveries of mega vessels to result in a large amount of excess vessel capacity and weak freight rates. The financial performance of the container shipping lines has generally been weak since the first quarter of 2015, and several shipping lines are under heavy financial pressure. TAL’s credit performance remains strong, but we are concerned about elevated credit risks.”

“While down, our utilization remains solid and continues to support our strong cash flow. Our utilization averaged 92.2% in the first quarter of 2016, and finished the quarter at 91.4%. Our utilization currently stands at 91.1%. The resiliency of our utilization reflects the underlying strength of our lease portfolio. As of March 31, 2016, 76.4% of our containers on-hire were covered by long-term or finance leases, and these leases have an average remaining duration of 42 months assuming no leases are renewed. Our lease portfolio is also protected by our lease structuring discipline, especially in ensuring the vast majority of our containers on lease must be returned to strong export locations.”

Outlook

Mr. Sondey continued, “Market conditions remain soft at the start of the second quarter, but we believe many elements are in place for a meaningful improvement if trade growth returns to a more normal level as we move toward the traditional summer peak season. New container production has been low since the middle of last year, while disposal volumes have been high. As a result, increased trade volumes should quickly translate to improved leasing demand. In addition, steel prices in China have rebounded sharply over the last month, jumping most of the way back toward their level at the end of 2014. If this rebound is sustained, we expect that new container prices and market leasing rates will increase meaningfully once new container production and lease-out volumes return to more normal levels. An increase in new container prices would also increase leasing demand for our existing containers and add support for an improvement in used container sale prices.”

“Expectations for 2016 trade growth vary among market forecasters and among our customers. Last year was one of the few years in our history where global containerized trade growth fell below the rate of global economic growth. If containerized trade growth recovers to a level that again exceeds global GDP growth in 2016, then we expect demand will be sufficient to drive higher utilization and we expect market lease rates will improve, assuming the rebound in steel prices is sustained. However, if we experience another year of little or no trade growth, a recovery in market conditions may take longer.”

“Our key performance metrics such as our utilization and average used container selling prices decreased through the first quarter and are currently lower than they were at the beginning of the year. As a result, we expect our Adjusted pre-tax income will decrease from the first to the second quarter of 2016. After the second quarter, the trajectory of our earnings will depend on whether and how strongly trade growth and market conditions recover.”

Dividend

TAL’s Board of Directors has approved and declared a $0.45 per share quarterly cash dividend on its issued and outstanding common stock, payable on May 26, 2016 to shareholders of record at the close of business on May 12, 2016. Based on the information available today, we believe this distribution will qualify as a return of capital rather than a taxable dividend for U.S. tax purposes. Investors should consult with a tax adviser to determine the proper tax treatment of this distribution.

Announced Merger with Triton Container International Limited

Mr. Sondey concluded, “We are making good progress on our announced merger with Triton Container International to create the world's largest, most efficient and most capable container leasing company. We have received all required anti-trust approvals and the SEC review process of the S-4 registration statement filed by Triton International Limited is progressing. We are also making good progress with integration planning. Much of the leadership and staffing plan for the combined company is completed, and our systems integration work is underway. We continue to believe we will be able to achieve roughly $40 million of administrative cost savings once the anticipated merger benefits are fully realized, and we continue to expect the merger will be significantly accretive to Earnings per Share for TAL's shareholders.”

Investors’ Webcast

TAL will hold a Webcast at 9 a.m. (New York time) on Thursday, April 28, 2016 to discuss its first quarter results. An archive of the Webcast will be available one hour after the live call through Friday, June 10, 2016. To access the live Webcast or archive, please visit the Company’s website at http://www.talinternational.com.

About TAL International Group, Inc.

TAL is one of the world’s largest lessors of intermodal freight containers and chassis with 17 offices in 11 countries and approximately 230 third-party container depot facilities in 40 countries. TAL's global operations include the acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers and chassis. TAL’s fleet consists of approximately 1,562,000 containers and related equipment representing approximately 2,570,000 twenty-foot equivalent units (TEUs). This places TAL among the world’s largest independent lessors of intermodal containers and chassis as measured by fleet size.

Contact

John Burns
Senior Vice President and Chief Financial Officer
Investor Relations
(914) 697-2900

Important Cautionary Information Regarding Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding our views, estimates, plans and outlook, industry, future events, the proposed transaction between Triton Container International Limited (“Triton”) and TAL International Group, Inc. (“TAL International”) , the estimated or anticipated future results and benefits of Triton and TAL International following the transaction, including estimated synergies, the likelihood and ability of the parties to successfully close the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Triton and TAL International management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Triton’s and TAL International’s respective businesses and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Triton and TAL International operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Triton and TAL International operate; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Triton’s or TAL International’s management team; the ability of the parties to successfully close the proposed transaction; failure to realize the anticipated benefits of the transaction, including as a result of a delay in completing the transaction or a delay or difficulty in integrating the businesses of Triton and TAL International; uncertainty as to the long-term value of Triton International Limited (“Holdco”) common shares; the expected amount and timing of cost savings and operating synergies; failure to receive the approval of the stockholders of TAL International for the transaction, and those discussed in TAL International’s Annual Report on Form 10-K for the year ended December 31, 2015 under the heading “Risk Factors,” as updated from time to time by TAL International’s Quarterly Reports on Form 10-Q and other documents of TAL International on file with the Securities and Exchange Commission ("SEC") and in the registration statement on Form S-4 that was filed with the SEC by Holdco. There may be additional risks that neither Triton nor TAL International presently know or that Triton and TAL International currently believe are immaterial which could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Triton’s and TAL International’s expectations, plans or forecasts of future events and views as of the date of this communication. Triton and TAL International anticipate that subsequent events and developments will cause Triton’s and TAL International’s assessments to change. However, while Triton and TAL International may elect to update these forward-looking statements at some point in the future, Triton and TAL International specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Triton’s and TAL International’s assessments as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

This communication is not a solicitation of a proxy from any stockholder of TAL International. In connection with the proposed transaction, Holdco has filed with the SEC a registration statement on Form S-4 that includes a preliminary prospectus of Holdco and also includes a preliminary proxy statement of TAL International. The SEC has not yet declared the registration statement effective. After it is declared effective, TAL International will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION. You are able to obtain the proxy statement/prospectus, as well as other filings containing information about TAL free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to TAL International Group, Inc., 100 Manhattanville Road, Purchase, New York 10577, Attention: Secretary.

The respective directors and executive officers of Triton, TAL International and Triton International Limited (“Holdco”) and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TAL International’s directors and executive officers is available in the Amendment No. 1 on Form 10K/A filed with the SEC on April 22, 2016. Other information regarding the participants in the proxy solicitation and their respective interests are included in the proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

(1) Adjusted pre-tax income, Adjusted EBITDA, Adjusted net income, and Adjusted pre-tax return on tangible equity are non-GAAP measurements we believe are useful in evaluating our operating performance. TAL's definition and calculation of Adjusted pre-tax income, Adjusted EBITDA, Adjusted net income, and Adjusted pre-tax return on tangible equity are outlined in the attached schedules.

Please see below for a detailed reconciliation of these financial measurements.
-Financial Tables Follow-

TAL INTERNATIONAL GROUP, INC.
Consolidated Balance Sheets
(Dollars in thousands, except share data)
(Unaudited)

	March 31, 2016	December 31, 2015
ASSETS:
Leasing equipment, net of accumulated depreciation and allowances of $1,249,506 and $1,218,826	$3,899,376	$3,908,292
Net investment in finance leases, net of allowances of $710 and $805	169,241	177,737
Equipment held for sale	84,971	74,899
Revenue earning assets	4,153,588	4,160,928
Unrestricted cash and cash equivalents	73,680	58,907
Restricted cash	28,987	30,302
Accounts receivable, net of allowances of $1,062 and $1,314	91,228	95,709
Goodwill	74,523	74,523
Other assets	19,513	13,620
Fair value of derivative instruments	—	87
Total assets	$4,441,519	$4,434,076
LIABILITIES AND STOCKHOLDERS' EQUITY:
Equipment purchases payable	$40,210	$20,009
Fair value of derivative instruments	52,921	20,348
Accounts payable and other accrued expenses	53,006	56,096
Net deferred income tax liability	450,176	456,123
Debt, net of unamortized deferred financing costs of $24,437 and $25,245	3,208,409	3,216,488
Total liabilities	3,804,722	3,769,064
Stockholders' equity:
Preferred stock, $0.001 par value, 500,000 shares authorized, none issued	—	—
Common stock, $0.001 par value, 100,000,000 shares authorized, 37,307,134 and 37,167,134 shares issued respectively	37	37
Treasury stock, at cost, 3,911,843 shares	(75,310)	(75,310)
Additional paid-in capital	512,052	511,297
Accumulated earnings	239,594	248,183
Accumulated other comprehensive (loss)	(39,576)	(19,195)
Total stockholders' equity	636,797	665,012
Total liabilities and stockholders' equity	$4,441,519	$4,434,076

TAL INTERNATIONAL GROUP, INC.
Consolidated Statements of Income
(Dollars and shares in thousands, except earnings per share)
(Unaudited)

	Three Months Ended March 31,
	2016	2015
Leasing revenues:
Operating leases	$144,898	$144,568
Finance leases	3,107	4,024
Other revenues	1,218	383
Total leasing revenues	149,223	148,975

Equipment trading revenues	11,292	16,845
Equipment trading expenses	(11,265)	(15,431)
Trading margin	27	1,414

Net (loss) on sale of leasing equipment	(13,930)	(1,449)

Operating expenses:
Depreciation and amortization	63,226	58,384
Direct operating expenses	17,959	8,822
Administrative expenses	12,952	11,982
(Reversal) for doubtful accounts	(309)	(23)
Total operating expenses	93,828	79,165
Operating income	41,492	69,775
Other expenses:
Interest and debt expense	29,151	29,243
Write-off of deferred financing costs	363	—
Net loss on interest rate swaps	813	716
Total other expenses	30,327	29,959
Income before income taxes	11,165	39,816
Income tax expense	4,743	14,059
Net income	$6,422	$25,757
Net income per common share—Basic	$0.19	$0.78
Net income per common share—Diluted	$0.19	$0.78
Cash dividends paid per common share	$0.45	$0.72
Weighted average number of common shares outstanding—Basic	32,987	32,861
Dilutive stock options and restricted stock	22	149
Weighted average number of common shares outstanding—Diluted	33,009	33,010

TAL INTERNATIONAL GROUP, INC.
Consolidated Statements of Cash Flows
(Dollars in thousands)
(Unaudited)

	Three Months Ended March 31,
	2016	2015
Cash flows from operating activities:
Net income	$6,422	$25,757
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	63,226	58,384
Amortization of deferred financing costs	1,709	1,979
Amortization of net loss on terminated derivative instruments designated as cash flow hedges	585	687
Amortization of lease intangibles	1,567	240
Net loss on sale of leasing equipment	13,930	1,449
Net loss on interest rate swaps	813	716
Write-off of deferred financing costs	363	—
Deferred income taxes	4,743	14,059
Stock compensation charge	1,067	2,002
Changes in operating assets and liabilities:
Net equipment sold (purchased) for resale activity	597	(10,554)
Other changes in operating assets and liabilities	514	(3,471)
Net cash provided by operating activities	95,536	91,248
Cash flows from investing activities:
Purchases of leasing equipment and investments in finance leases	(97,141)	(258,552)
Proceeds from sale of equipment, net of selling costs	29,686	37,661
Cash collections on finance lease receivables, net of income earned	10,463	10,474
Other	(73)	(74)
Net cash (used in) investing activities	(57,065)	(210,491)
Cash flows from financing activities:
Purchases of treasury stock	—	(4,446)
Financing fees paid under debt facilities	(1,264)	(624)
Borrowings under debt facilities	140,000	230,000
Payments under debt facilities and capital lease obligations	(148,905)	(90,061)
Decrease in restricted cash	1,315	607
Common stock dividends paid	(14,844)	(23,656)
Net cash (used in) provided by financing activities	(23,698)	111,820
Net increase (decrease) in unrestricted cash and cash equivalents	$14,773	$(7,423)
Unrestricted cash and cash equivalents, beginning of period	58,907	79,132
Unrestricted cash and cash equivalents, end of period	$73,680	$71,709
Supplemental non-cash investing activities:
Equipment purchases payable	$40,210	$67,380

The following table sets forth TAL’s equipment fleet utilization(2) as of and for the quarter ended March 31, 2016:

Average and Ending Utilization for the Quarter Ended March 31, 2016
Average Utilization	Ending Utilization
92.2%	91.4%

(2) Utilization is computed by dividing TAL’s total units on lease (in cost equivalent units, or "CEUs") by the total units in TAL’s fleet (in CEUs) excluding new units not yet leased and off-hire units designated for sale.

The following table provides the composition of TAL’s equipment fleet as of March 31, 2016 (in units, TEUs and CEUs):

	March 31, 2016
	Equipment Fleet in Units	Equipment Fleet in TEUs
Dry	1,382,101	2,248,374
Refrigerated	71,521	136,240
Special	55,457	100,853
Tank	11,422	11,422
Chassis	21,806	39,395
Equipment leasing fleet	1,542,307	2,536,284
Equipment trading fleet	19,874	33,423
Total	1,562,181	2,569,707

	March 31, 2016
	Equipment Fleet in CEUs
Operating leases	2,864,482
Finance leases	197,156
Equipment trading fleet	98,041
Total	3,159,679

Non-GAAP Financial Measures

We use the terms "EBITDA", “Adjusted EBITDA”, "Adjusted pre-tax income", "Adjusted net income", and "Adjusted pre-tax return on tangible equity" throughout this press release.

EBITDA is defined as net income before interest and debt expense, income tax expense, depreciation and amortization, and the write-off of deferred financing costs. Adjusted EBITDA is defined as EBITDA excluding gains and losses on interest rate swaps, plus principal payments on finance leases, plus non-recurring transaction costs related to the pending merger with Triton.

Adjusted pre-tax income is defined as income before income taxes as further adjusted for certain items which are described in more detail below, which management believes are not representative of our operating performance. Adjusted pre-tax income excludes gains and losses on interest rate swaps, the write-off of deferred financing costs, and the transaction costs related to the pending merger with Triton. Adjusted net income is defined as net income further adjusted for the items discussed above, net of income tax.

Adjusted pre-tax return on tangible equity is defined as the current quarter's Annualized adjusted pre-tax income divided by the Average adjusted tangible equity. Adjusted tangible equity is defined as total stockholders' equity plus net deferred income tax liability and the net fair value of derivative instruments less goodwill.

EBITDA, Adjusted EBITDA, Adjusted pre-tax income, Adjusted net income, and Adjusted pre-tax return on tangible equity are not presentations made in accordance with U.S. GAAP. EBITDA, Adjusted EBITDA, Adjusted pre-tax income, Adjusted net income, and Adjusted pre-tax return on tangible equity should not be considered as alternatives to, or more meaningful than, amounts determined in accordance with U.S. GAAP, including net income, or net cash from operating activities.

We believe that EBITDA, Adjusted EBITDA, Adjusted pre-tax income, Adjusted net income, and Adjusted pre-tax return on tangible equity are useful to an investor in evaluating our operating performance because:

-- these measures are widely used by securities analysts and investors to measure a company’s operating performance and available liquidity to service debt and fund investments without regard to debt or capital structure, income tax rates and depreciation policy estimates, which can vary substantially from company to company;

-- these measures help investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure, our asset base and certain non-routine events which we do not expect to occur in the future; and

-- these measures are used by our management for various purposes, including as measures of operating performance and liquidity, to assist in comparing performance from period to period on a consistent basis, in presentations to our board of directors concerning our financial performance and as a basis for strategic planning and forecasting.

We have provided a reconciliation of net income, the most directly comparable U.S. GAAP measure, to EBITDA in the tables below for the three months ended March 31, 2016 and 2015. We have also provided reconciliations of income before income taxes and net income, the most directly comparable U.S. GAAP measures, to Adjusted pre-tax income and Adjusted net income in the tables below for the three months ended March 31, 2016 and 2015.

We have also provided reconciliations of Operating cash flows to Adjusted EBITDA and Adjusted pre-tax return on tangible equity in the tables below for the current quarter.

TAL INTERNATIONAL GROUP, INC. Non-GAAP Reconciliations of Adjusted Pre-tax Income and Adjusted Net Income (Dollars and Shares in Thousands, Except Per Share Data)
	Three Months Ended March 31,
	2016	2015
Income before income taxes	$11,165	$39,816
Add:
Write-off of deferred financing costs	363	—
Net loss on interest rate swaps	813	716
Transaction costs related to pending merger	2,239	200
Adjusted pre-tax income	$14,580	$40,732
Adjusted pre-tax income per fully diluted common share	$0.44	$1.23
Weighted average number of common shares outstanding—Diluted	33,009	33,010

	Three Months Ended March 31,
	2016	2015
Net income	$6,422	$25,757
Add:
Write-off of deferred financing costs, net of tax	209	—
Net loss on interest rate swaps, net of tax	468	463
Transaction costs related to pending merger, net of tax	1,288	130
Adjusted net income	$8,387	$26,350
Adjusted net income per fully diluted common share	$0.25	$0.80
Weighted average number of common shares outstanding—Diluted	33,009	33,010

TAL INTERNATIONAL GROUP, INC. Non-GAAP Reconciliations of Operating Cash Flows to Adjusted EBITDA (Dollars in Thousands)
	Three Months Ended March 31,
	2016	2015
Net cash provided by operating activities	$95,536	$91,248
Non-cash expenses	(4,928)	(4,908)
(Loss) on sale of equipment	(13,930)	(1,449)
Changes in operating assets & liabilities	(1,111)	14,025
Interest expense	29,151	29,243
Principal payments on finance leases	10,463	10,474
Transaction costs related to pending merger	2,239	200
Adjusted EBITDA	$117,420	$138,833

TAL INTERNATIONAL GROUP, INC. Non-GAAP Reconciliations of Adjusted Pre-tax Return on Tangible Equity (Dollars in Thousands)
	Balance as of March 31, 2016	Balance as of December 31, 2015
Total stockholders' equity	$636,797	$665,012
Net deferred income tax liability	450,176	456,123
Net fair value of derivative instruments liability	52,921	20,261
Goodwill	(74,523)	(74,523)
Total adjusted tangible equity	$1,065,371	$1,066,873
Average adjusted tangible equity(a)	$1,066,122
Adjusted pre-tax income (for the current three months ended)	$14,580
Annualized adjusted pre-tax income (Adjusted pre-tax income * 4)	$58,320
Adjusted pre-tax return on tangible equity	5.5%

(a) Calculated by taking the average of the current quarter's and the prior quarter's ending total adjusted tangible equity.